

Mail Stop 7010

July 17, 2008

Ms. Lori A. Walker
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

      RE: The Valspar Corporation
                Form 10-K for the fiscal year ended October 26, 2007
                Filed December 21, 2007
                File #1-3011

Dear Ms. Walker:

      We have reviewed your response letter dated June 4, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 26, 2007

Item 7. MD&A – Operations 2007 VS. 2006, page 14

1. We note your response to our prior comment one and your reference to "income from continuing operations". We assume that in future filings you will comply with paragraph 45 of SFAS 144 and classify gains or losses recognized on the sales of long-lived assets within operating income.

Item 8. Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 31

2. We note your response to our prior comment two, including your policy of recording the redeemable minority interest at estimated redemption value in accordance with paragraph 16b of EITF D-98. As previously requested, please tell us how you determined it is appropriate to use forecasts for future periods to

estimate the redemption value under paragraph 16b. Please also quantify the impact of using such forecasts.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief